SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment 3)*

Valaris plc

(Name of Issuer)

Class A Ordinary Shares, $0.40 par value

(Title of Class of Securities)

G9402V 109

(CUSIP Number)

Shawn Singh

Luminus Management, LLC

1700 Broadway, 26th Floor

New York, NY 10019

(212) 424-2800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,982,076 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,982,076 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,982,076 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,982,076 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,982,076 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,982,076 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. G9402V 109

1.	Names of Reporting Persons. Jonathan Barrett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 36,982,076 shares of Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 36,982,076 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,982,076 shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5%
14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

Luminus Management has engaged, and intends to continue to engage, in discussions with the Issuer regarding its publicly-announced consideration of a potential restructuring, including with respect to participation in any restructuring that it believes furthers the interests of the Issuer and equity holders, including Luminus.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2020

LUMINUS MANAGEMENT, LLC

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: President

LUMINUS ENERGY PARTNERS MASTER FUND, LTD.

By:	/s/ Jonathan Barrett
Name: Jonathan Barrett
Title: Director

/s/ Jonathan Barrett
JONATHAN BARRETT